CH Real Estate II, Inc.

175 South Main Street, Suite 1500

Salt Lake City, UT 84111

July 18, 2012

Securities and Exchange Commission

Attn:  Jennifer Gowetski, Senior Counsel; Sandra B. Hunter, Staff Attorney

Division of Corporation Finance

Washington, D.C. 20549

Re:

CH Real Estate II, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 18, 2012

File No. 333-179424

Dear Ms. Gowetski and Ms. Hunter,

In response to your letter dated July 12, 2012, we respectfully submit the following response:

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section  107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

RESPONSE: We have revised as instructed.

2.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:  We have not and do not provide written materials to any potential investors, no one is authorized to or has done so, and there no research reports published about us or distributed of which we are aware.

3.

We note your statement that you anticipate applying for trading of your common stock on the OTC Bulletin Board. Please revise to delete references to “listing” or “trading” on the OTC Bulletin Board since it is a quotation service and not an issuer listing service.

RESPONSE:  We have revised references to “listing” and “trading” throughout the S-1 as instructed.

4.

We note your disclosure that your auditors have issued an audit opinion which includes a statement describing their doubts about whether you will continue as a going concern. This disclosure is inconsistent with your accountant’s report on page F-2 which does not include such disclosure. Please revise as appropriate to correct this apparent conflict.

RESPONSE:  We have revised to remove the incorrect disclosure.

5.

We also note your disclosure that your financial status creates substantial doubt about whether you will continue as a going concern, and your disclosure of other operating and liquidity concerns. Please tell us how your accountant considered AU Section 341 in determining whether substantial doubt exists about your ability to continue as a going concern for a reasonable period.

RESPONSE:  Our accountant’s explanation is as follows:  the Company has significant cash to satisfy at year end (a) accounts payable, including demand note to related party (b) satisfy the operating expenses, excluding non-cash stock based compensation charges, incurred in the current year of audit, 2011; (c) Majority shareholder had pledged support through demonstrated loans and had confirmed that demand would not be under conditions that would impair the company's ability to fulfill its plan.   AU 341 was considered, specifically paragraph .06, which lists "consideration of condition and events". The Company does not have (a) negative trends (2010 had demonstrated management's ability to profit from transaction); (b); there is no evidence of financial difficulties; (c) internal matters (labor is readily available, no current project of profit dependence; (d) no external matters have occurred (force majeure, etc.), that were expressed or implied through management inquiries and/or legal confirmation process.

6.

We note your response to comment 18 of our letter dated March 5, 2012 and continue to note that each of Curt Hansen, Michael Doron and David Rees appear to be listed at least twice in the Selling Security Holder Table on page 11. Please revise to aggregate the holdings of each selling security holder and to provide any explanation necessary in the footnotes.

RESPONSE:  We have revised as instructed.

7.

We note your disclosure on page 15 that you have no earnings for the three months ended March 31, 2012 and incurred operating expenses of $4,529. We further note your disclosure on pages 1 and 18 that you purchased two residential properties during the first quarter of 2012. Please revise your disclosure on pages 15 and 18 to describe the purchase transactions of the residential properties, including the purchase dates, all costs associated with the purchases and the source of funds.

RESPONSE:  We have revised as instructed.

8.

We note your response to comment 22 of our letter dated March 5, 2012 and we reissue our prior comment. Please expand to discuss in greater detail your company’s plan of operations for the next 12 months and whether your company has sufficient funds to support operations for the next 12 months. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

RESPONSE:  We have added additional disclosure as instructed.

9.

We note your response to comment 24 of our letter dated March 5, 2012 and we reissue our prior comment, in part. Please expand your disclosure to provide greater details regarding your operations and your intended business operations.

RESPONSE:  We have added additional disclosure as instructed.

10.

We note your response to comment 25 of our letter dated March 5, 2012 and we reissue our prior comment in part. Please disclose whether you currently have any rental properties or clarify that the two recently purchased properties are not rental properties.

RESPONSE:  We have revised as instructed.

11.

We note your revised disclosure in response to comment 27 of our letter dated March 5, 2012 in which you indicate you seek properties from parties with whom the founder has done business in the past. Please clarify if the properties were purchased from related parties and if so, please provide applicable disclosure in the “Certain Relationships and Related Transactions” section.

RESPONSE:  We have revised as instructed.

12.

We note your response to comment 30 of our letter dated March 5, 2012. We note you indicate on page 19 that Curt Hansen has worked in the industry for over 24 years. Please revise to include Mr. Hansen’s principal occupations and employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on and the dates of such employment. If Mr. Hansen was self-employed, please include the name of his business(es). Please refer to Item 401(e) of Regulation S-K.

RESPONSE:  We have revised as instructed.

13.

We note your response to comment 31 of our letter dated March 5, 2012 and continue to believe that the shares issued to Curt Hansen at a substantial discount should be included in your summary compensation table, as well as in your narrative discussion to the table. Please revise accordingly or explain why it is not appropriate to do so.

RESPONSE:  We have revised to include the value of Mr. Hansen’s shares in the table.  However, the shares were not issued at a substantial discount and were valued at $2,500 at the time, as the shares were the only shares that were issued at inception, there was no other basis for the stock at the time, and there were no offers to sell which would give any other conceptual basis for the stock.

14.

We note you indicate that 12,500 shares of common stock were issued to Vincent & Rees, its managing partner, and its associates for cash. Please revise your disclosure to identify the managing partner and associates to which you are referring. Please also revise to indicate the price paid for these shares.

RESPONSE:  We have revised as instructed.

15.

With respect to sales of properties, please revise to clarify how you considered the criteria in ASC 360-20-40 related to the terms of the transaction and any continuing involvement in determining the specific timing of revenue recognition.

RESPONSE:  The 2010 sale of property was completed with transfer of title at its closing.  There were no future commitments or conditions upon the sale.  The closing completed any involvement or interest in the property.  Money was received. Derecognition of the property as an asset and the recognition of revenue was recorded as of the closing date (the date all considerations were exchanged).

We have revised our first quarter financial statements note to include, and our future financial footnote disclosure, "Revenue and Cost Recognition" in our Significant Accounting Policies will include the following, to address ASC 360-20-40:

Revenue and Cost Recognition:

The Company may derive revenue from rents or through the purchase and sales of real estate properties.

Rents:  Rents are to be accrued when earned, generally through the passage of time.

Property Sales: Revenue from the sales of property is recognized upon the closing of the real estate transaction and all rights have been assigned and title transfers.  Costs are accumulated and recognized as expense in the period that the sale is complete.  The Consummation of a Sale is defined when all of the following conditions are met:

▪

Parties (purchaser and seller) are bound by the terms of the contract;

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All considerations have been exchanged;

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Any permanent financing for which the seller is responsible has been arranged;

▪

All conditions precedent to closing have been performed.

16.

Please include the specific rule under Regulation D in which the company relied upon and provide a detailed explanation regarding how these sales complied with such exemption. For example, please disclose whether the investors were accredited and/or financially sophisticated and whether there was any general solicitation. Please also tell us whether you filed a Form D with the Commission regarding the offer and sale of these securities, and if not, explain why.

RESPONSE:  We have revised as instructed.  We have not yet filed a Form D for these subscriptions but plan to do so in the future.

We thank you for your patience.  If you have any questions or concerns, please feel free to contact our counsel, Vincent & Rees, via telephone at (801) 303-5730.  Thank you for your assistance and review.

Sincerely,

/s/ Curt Hansen

Curt Hansen

Chief Executive Officer